SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 05, 2011

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis DEB025 data showed viral clearance as early as six weeks and potential for interferon-free therapy in hepatitis C patients

•                  Phase II data showed oral once daily DEB025 plus ribavirin provided viral clearance in almost half of genotype 2 and 3 patients with hepatitis C(1)

•                  DEB025 targets host proteins required for hepatitis C virus replication, showing activity across genotypes and high barrier to resistance(2)

•                  More than 170 million people worldwide(3) suffer from hepatitis C, a serious liver disease that can lead to cirrhosis, liver cancer and in some cases death

Basel, November 5, 2011 — Novartis announced today new Phase II data showing that first-in-class DEB025 (alisporivir) may produce early viral elimination (or clearance) in interferon-free regimens (as monotherapy or with ribavirin), in previously untreated patients infected with the hepatitis C virus (HCV) genotypes 2 and 3(1).

These 12-week results were presented at the Association for the Study of the Liver (AASLD) Congress in San Francisco, United States. Also presented were new data on the compound’s unique mode of action and high barrier to resistance in previously untreated patients infected with the HCV genotype 1(2).

Almost half the patients (49%) in the study on DEB025 plus ribavirin achieved viral clearance (negative HCV RNA) as early as week six(1). One third of patients (32%) receiving DEB025 alone also achieved viral clearance after six weeks(1). In addition, 97% of patients with viral clearance who continued to receive interferon-free DEB025 plus ribavirin maintained this viral clearance up to week 12(1). Achieving an early viral clearance is considered one of the most important predictors of sustained viral response, also known as viral cure. After genotype 1, genotypes 2 and 3 are the second most prevalent forms of HCV worldwide(4).

“Hepatitis C is difficult to treat and newly licensed direct-acting antivirals are not indicated for genotypes 2 and 3 patients(5), and may leave these patients without new treatment options and with no improvement in tolerability over interferon plus ribavirin, the standard of care”, said Professor Jean-Michel Pawlotsky, Department Head of Virology at the Hôpital Henri Mondor, Créteil, France, and the study’s principal investigator. “These positive results suggest that DEB025 may be a valuable future treatment option either alone or in combination regimens, providing physicians with flexibility in the treatment process along with favorable tolerability and a high barrier to resistance.”

DEB025 is the first in a new class of drugs called cyclophilin inhibitors. Unlike other compounds in development that target the virus directly, DEB025 is a host targeting antiviral that targets host proteins essential for the replication of all types of HCV. As a result, DEB025 may offer an effective treatment option across HCV genotypes, with a high barrier to resistance.

“Hepatitis C remains a major public health problem with significant challenges of treatment resistance and poor tolerability,” said John Hohneker, Global Head of Development for Integrated Hospital Care at Novartis. “Novartis is committed to providing healthcare professionals with innovative and effective treatments that can help them tackle this global epidemic.”

More than 170 million people worldwide are infected with HCV, representing nearly 3% of the world’s population(3). The hepatitis C virus causes serious liver disease, leading to cirrhosis, liver cancer and, in some cases, death.

A pivotal Phase III study with DEB025 is ongoing to evaluate the efficacy and safety of DEB025 plus interferon and ribavirin in previously untreated HCV genotype 1 patients. Other Phase II trials are ongoing in other patient populations, i.e., genotype 1 experienced patients.

Novartis licensed DEB025 from Debiopharm GroupTM, an independent biopharmaceuticals company based in Switzerland, under an agreement that gives Novartis exclusive worldwide development, manufacturing and marketing rights (excluding Japan).

About the study

The study presented at AASLD was an international multicentre, randomized, parallel-group, open-label, multi-dose, exploratory 12-week interim analysis of 334 previously untreated chronic hepatitis C patients with genotypes 2 and 3. It evaluated the efficacy and safety of DEB025 either alone or in combination with ribavirin in terms of negative HCV RNA. In addition, the study examined the effect of add-on interferon treatment. There was a low incidence of serious adverse events, with rates of adverse events comparable between treatment groups(1). A low number of patients experienced a transient increase in bilirubin more than five times the upper limit of normal and all without any signs of liver toxicity(1). Interferon-free regimens displayed lower rates of flu like symptoms in comparison to the interferon arms(1).

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “potential,” “can,” “suggest,” “may,” “future,” “committed,” or similar expressions, or by express or implied discussions regarding potential new indications or labeling for DEB025 or regarding potential future revenues from DEB025. You should not place undue reliance on these statements.  Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results with DEB025 to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that DEB025 will be approved for any additional indications or labeling in any market. Nor can there be any guarantee that DEB025 will achieve any particular levels of revenue in the future. In particular, management’s expectations regarding DEB025 could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry and general public pricing pressures; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2010, the Group’s continuing operations achieved net sales of USD 50.6 billion, while approximately USD 9.1 billion (USD 8.1 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Novartis Group companies employ approximately 121,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Novartis is on Twitter. Sign up to follow @Novartis at http://twitter.com/novartis.

References

(1)          Pawlotsky JM, Flisiak R, Rasenack J, Sarin SK, Piratvisuth T, Chuang WL, Foster G, Wedemeyer H, Hezode C, Zhang W, Avila C, Naoumov NV. Once Daily Alisporivir Interferon (IFN)-free Regimens Achieve High Rates of Early HCV Clearance in Previously Untreated Patients with HCV Genotype (G) 2 or 3. Presented at American Association for Study of the Liver Congress, San Francisco, November 2011.

(2)          Li B, Snoeck J, Tang Y, Jones CT, Tiongyip C, Bao W, Yu J, Vandamme A, Vuagniaux G, Crabbe R,  Avila C, Naoumov NV, Lin K.  Alisporivir — A Host-targeting Antiviral, Provides Low Viral Breakthrough Rate and High Barrier to Resistance in HCV Genotype 1 Treatment-naïve Patients in the Phase IIb ESSENTIAL Study. Presented at American Association for Study of the Liver Congress, San Francisco, November 2011.

(3)          Lavanchy D. The Global Burden of Hepatitis. Liver Int 2009; 29(s1): 74—81.

(4)          World Health Organization 2003. Global Alert and Response, Hepatitis C — Diseases, The Hepatitis C Virus. Available at: www.who.int/csr/disease/hepatitis/whocdscsrlyo2003/en/index2.html. Last accessed 4 November 2011.

(5)          World Health Organization 2003. Initiative for Vaccine Research, Infectious Diseases, Hepatitis C Virus, Vaccine Development. Available at: http://www.who.int/vaccine_research/diseases/viral_cancers/en/index2.html. Last accessed 4 November 2011.

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Novartis Media Relations

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Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Rute Frazao Marques Novartis Global Pharma Communications +41 61 696 8491 (direct) +41 79 701 2009 (mobile) rutefrazao.marques @novartis.com

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Novartis Investor Relations

Central phone:	+41 61 324 7944
Susanne Schaffert	+41 61 324 7944	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
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e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: November 05, 2011	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting